 ===============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              SCHEDULE 14D-1/A**
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)
                               (FINAL AMENDMENT)

                        AUTHENTIC SPECIALTY FOODS, INC.
                           (Name of Subject Company)

                   AUTHENTIC ACQUISITION CORPORATION (TEXAS)
                 AUTHENTIC ACQUISITION CORPORATION (DELAWARE)
                            AGROBIOS, S.A. DE C.V.
                              DESC, S.A. DE C.V.
                                   (Bidder)

                    Common Stock, par value $1.00 per share
                        (Title of Class of Securities)

                          05266E 10 7 (Common Stock)
                     (CUSIP Number of Class of Securities)

                             ARTURO D'ACOSTA RUIZ
                 CORPORATE DIRECTOR (TREASURY AND ACCOUNTING)
                              DESC, S.A. DE C.V.
                         PASEO DE LOS TAMARINDOS 400-B
                                  28TH FLOOR
                             BOSQUES DE LAS LOMAS
                              MEXICO, D.F. 05120
                           TELEPHONE: (525) 261-8000
                           FACSIMILE: (525) 261-8096

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                   and Communications on Behalf of Bidders)
                                 ------------
                                  COPIES TO:

       PETER J. TENNYSON, ESQ.          FREDERICK S. GREEN, ESQ.
PAUL, HASTINGS, JANOFSKY & WALKER LLP  WEIL, GOTSHAL & MANGES LLP
  695 TOWN CENTER DRIVE, 17TH FLOOR         767 FIFTH AVENUE
        COSTA MESA, CA 92626               NEW YORK, NY 10153
           (714) 668-6200                    (212) 310-8000

                           CALCULATION OF FILING FEE

Transaction Valuation*: $142,173,142              Amount of Filing Fee: $28,435
--------
* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 8,363,126 shares of common stock, $1.00 par value (the "Shares"), of Authentic Specialty Foods, Inc., at price of $17.00 per Share in cash. Such number of Shares represents the 8,027,126 Shares outstanding as of May 6, 1998 and assumes the issuance prior to the consummation of the Offer of 336,000 Shares upon the exercise of outstanding options and warrants not subject to cancellation agreements. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

** Also constitutes the Statement on Schedule 13D of Authentic Acquisition Corporation (Texas), Authentic Acquisition Corporation (Delaware), Agrobios, S.A. de C.V., and Desc, S.A. de C.V.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $28,435                 Filing Party: Desc, S.A. de C.V.
Form or Registration No.: Schedule 14D-1                Date Filed: May 14, 1998
================================================================================

                                     14D-1

CUSIP NO. 05266E 10 7
--------------------------------------------------------------------------------

    1.   NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Authentic Acquisition Corporation
         74-2877980
---------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
                                                                    (b) [_]
---------------------------------------------------------------------------
    3.   SEC USE ONLY
---------------------------------------------------------------------------
    4.   SOURCES OF FUNDS
         AF
---------------------------------------------------------------------------
    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) OR 2(f)                             [_]
---------------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         Texas
---------------------------------------------------------------------------
    7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         Approximately 7,795,380 Shares.
---------------------------------------------------------------------------
    8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES                                             [_]
---------------------------------------------------------------------------
    9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
         Approximately 97% assuming the issuance of 336,000 Shares upon the exercise of outstanding options and warrants not subject to cancellation agreements.
---------------------------------------------------------------------------
   10.   TYPE OF REPORTING PERSON
         CO
---------------------------------------------------------------------------

CUSIP NO. 05266E 10 7
--------------------------------------------------------------------------------

    1.   NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Authentic Acquisition Corporation
         Applied For
---------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
                                                                    (b) [_]
---------------------------------------------------------------------------
    3.   SEC USE ONLY
---------------------------------------------------------------------------
    4.   SOURCES OF FUNDS
         AF
---------------------------------------------------------------------------
    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) OR 2(f)                             [_]
---------------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
---------------------------------------------------------------------------
    7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         Approximately 7,795,380 Shares, which are held by Authentic
         Acquisition Corporation (Texas).
---------------------------------------------------------------------------
    8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES                                             [_]
---------------------------------------------------------------------------
    9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
         Approximately 97% assuming the issuance of 336,000 Shares upon the exercise of outstanding options and warrants not subject to cancellation agreements.
---------------------------------------------------------------------------
   10.   TYPE OF REPORTING PERSON
         CO
---------------------------------------------------------------------------

CUSIP NO. 05266E 10 7
--------------------------------------------------------------------------------

    1.   NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Agrobios, S.A. de C.V.
---------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
                                                                    (b) [_]
---------------------------------------------------------------------------
    3.   SEC USE ONLY
---------------------------------------------------------------------------
    4.   SOURCES OF FUNDS
         AF
---------------------------------------------------------------------------
    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) OR 2(f)                             [_]
---------------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         United Mexican States
---------------------------------------------------------------------------
    7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         Approximately 7,795,380 Shares, which are held by Authentic
         Acquisition Corporation (Texas).
---------------------------------------------------------------------------
    8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES                                             [_]
---------------------------------------------------------------------------
    9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
         Approximately 97% assuming the issuance of 336,000 Shares upon the exercise of outstanding options and warrants not subject to cancellation agreements.
---------------------------------------------------------------------------
   10.   TYPE OF REPORTING PERSON
         CO
---------------------------------------------------------------------------

CUSIP NO. 05266E 10 7
-------------------------------------------------------------------------------

    1.   NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Desc, S.A. de C.V.
---------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
                                                                    (b) [_]
---------------------------------------------------------------------------
    3.   SEC USE ONLY
---------------------------------------------------------------------------
    4.   SOURCES OF FUNDS
         WC
---------------------------------------------------------------------------
    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) OR 2(f)                             [_]
---------------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         United Mexican States
---------------------------------------------------------------------------
    7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         Approximately 7,795,380 Shares, which are held by Authentic
         Acquisition Corporation (Texas).
---------------------------------------------------------------------------
    8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES                                             [_]
---------------------------------------------------------------------------
    9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
         Approximately 97% assuming the issuance of 336,000 Shares upon the exercise of outstanding options and warrants not subject to cancellation agreements.
---------------------------------------------------------------------------
   10.   TYPE OF REPORTING PERSON
         CO
---------------------------------------------------------------------------


     This Amendment No. 3 (this "Statement"), constitutes the final Amendment to the Schedule 14D-1 filed with the Securities and Exchange Commission on May 14, 1998 by Authentic Acquisition Corporation, a Texas corporation ("Purchaser") and a wholly owned subsidiary of Authentic Acquisition Corporation, a Delaware corporation ("AAC Delaware") and a wholly owned subsidiary of Agrobios, S.A. de C.V. ("Parent"), a corporation organized under the laws of the United Mexican States ("Mexico") and a wholly owned subsidiary of Desc, S.A. de C.V., a corporation organized under the laws of Mexico ("Desc"), as amended by the Amendment No. 1 filed on May 29, 1998 and the Amendment No. 2 filed on June 2, 1998 (as amended, the Schedule 14D-1). As amended this Statement relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Shares"), of Authentic Specialty Foods, Inc., a Texas corporation (the "Company"), at $17.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 14,

1998 (the "Offer to Purchase"), a copy of which has been filed as Exhibit 99.1 to the Schedule 14D-1, and in the related Letter of Transmittal, a copy of which has been filed as Exhibit 99.2 to the Schedule 14D-1 (which together constitute the "Offer"). Capitalized terms used but not defined herein have the meanings given to them in the Offer to Purchase. This statement also constitutes the initial Statement on Schedule 13D of the Purchaser, AAC Delaware, Parent and Desc.


  The following items are amended as follows:


Item 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Items 6(a) and (b) are hereby amended by adding the following:

     The Offer expired June 11, 1998 according to its terms at 12:00 midnight, New York City time, on Thursday, June 11, 1998. Promptly thereafter, the Purchaser gave notice to the Depositary of its acceptance for payment in accordance with the terms of the Offer of all Shares that had been validly tendered and not withdrawn prior to the expiration of the Offer. According to the Depositary's preliminary count, approximately 7,795,380 Shares had been tendered. Accordingly, as of June 12, 1998, each of Purchaser, AAC Delaware, Parent and Desc beneficially owns approximately 7,795,380 Shares. An additional 122,710 Shares were tendered to Purchaser pursuant to notices of guaranteed delivery. A copy of the press release issued by Desc on June 12, 1998 relating to the completion of the Offer is attached hereto as Exhibit 99.14 and is incorporated herein by reference.

Item 10.  ADDITIONAL INFORMATION.

     Item 10(f) is hereby amended by adding the following:

     (f) Reference is hereby made to the text of the Press Release, dated June 12, 1998, attached hereto as Exhibit 99.14, which is incorporated herein by reference.

Item 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby adding the following, which is attached hereto as an exhibit:

     99.14  Text of Press Release, dated June 12, 1998.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 12, 1998

                                          AUTHENTIC ACQUISITION CORPORATION,
                                          a Texas Corporation

                                               /s/ Ramon F. Estrada Rivero
                                          By:  ________________________________
                                          Ramon F. Estrada Rivero
                                          Secretary

                                          AUTHENTIC ACQUISITION CORPORATION,
                                          a Delaware Corporation

                                               /s/ Ramon F. Estrada Rivero
                                          By:  ________________________________
                                          Ramon F. Estrada Rivero
                                          Secretary

                                          AGROBIOS, S.A. DE C.V.

                                               /s/ Ramon F. Estrada Rivero
                                          By:  ________________________________
                                          Ramon F. Estrada Rivero
                                          Secretary

                                          DESC, S.A. DE C.V.

                                               /s/ Ernesto Vega Velasco
                                          By:  ________________________________
                                          Ernesto Vega Velasco
                                          Secretary

                                 EXHIBIT INDEX

 EXHIBIT
   NO.   DESCRIPTION
 ------- -----------
 99.1*   Offer to Purchase dated May 14, 1998.
 99.2*   Letter of Transmittal.
 99.3*   Notice of Guaranteed Delivery.
 99.4*   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
         Other Nominees.
 99.5*   Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.
 99.6*   Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.
 99.7*   Summary Advertisement, as published in The Wall Street Journal on May
         14, 1998.
 99.8*   Text of Press Release of Desc dated May 8, 1998.
 99.9*   Text of Press Release of Desc dated May 14, 1998.
 99.10*  Agreement and Plan of Merger, dated as of May 7, 1998, by and among
         Parent, Purchaser and the Company.
 99.11*  Confidentiality Letter Agreement, dated February 26, 1998, by and between Desc and the Company.
 99.12*  Supplemental Confidentiality Letter Agreement, dated March 31, 1998, by and between Desc and the Company.
 99.13*  Letter Agreement, dated May 7, 1998, by and among Shansby Partners,
         L.L.C., TSG2 L.P., TSG2 Management, L.L.C. and the Company.
 99.14   Text of Press Release of Desc dated June 12, 1998.

________________

*  Previously filed